GRASIM

ADITYA BIRLA GROUP

082-03322

RECEIVED

19th October, 2007

**BY AIR MAIL**

**Securities & Exchange Commission**
**Division of Corporate Finance**
450, Fifth Street
Washington DC 20459, USA

07027723

SUPPL

Dear Sir,

Re: **Result of Postal Ballot**

Pursuant to the provisions of Section 192A of the Companies Act, 1956, read with Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, the consent of the Shareholders of the Company was sought by Postal Ballot in respect of the Ordinary Resolution u/s 293 (1)(a) of the Companies Act, 1956 for sale / transfer / disposal of the Company's textile units, viz., Bhiwani Textile Mills and Elegant Spinners at Bhiwani, Haryana, on a going concern basis or otherwise to Grasim Bhiwani Textiles Ltd., a subsidiary of the Company, as set out in the Postal Ballot Notice dated 6th September, 2007 of the Company. The last date for receipt of the Postal Ballot forms, duly completed from the Shareholders, was 17th October, 2007.

Shri Anil Jain, Chartered Accountant, Nagda (M.P.), who was appointed as the Scrutinizer for the Postal Ballot process has submitted the Postal Ballot Report. As per the said Report, the details of Votes cast are as follows:

| Sr. No. | Particulars | No. of Postal Ballot Forms received | No. of Shares Voted | % of Total Votes |
|---|---|---|---|---|
| 1. | Shares voted giving Assent to the Resolution | 5896 | 43,448,024 | 99.99 |
| 2. | Shares voted giving Dissent to the Resolution | 33 | 536 | 0.01 |
| 3. | Votes rejected | 2 | 37 | 0.00 |
| | **Total** | **5931** | **43,448,597** | **100.00** |

The Ordinary Resolution has been approved by the Shareholders by the requisite majority.

This is for your information please.

Thanking you,

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

Yours faithfully,

**Ashok Malu**
**Company Secretary**

Dlw 11/6

END


**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)